U. S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   From 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              AWS Enterprises, Inc.
                 (Name of Small Business Issuer in its Charter)


              Colorado                                84-1480887
--------------------------------------   ---------------------------------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
7916 South Pierce Way, Littleton, Colorado                80128
-------------------------------------------               -----
(Address of principal executive offices)             (Postal Code)

Issuer's telephone number: (303) 570-8012
Securities to be registered under Section 12(b) of the Act:

Title of each class                        Name of each exchange on which
to be so registered                        each class is to be registered

None
--------------------                      --------------------------------------

Securities to be registered under Section 12(g) of the Act:

                           Common Stock, No par value
     -----------------------------------------------------------------------
                                (Title of Class)

PART I

Alternative 2

Issuer elects to furnish the following information required by Items 6-12 of Model B of Form 1-A.

Item 6. Description of Business

(a) Narrative description of business.

         AWS Enterprises, Inc., (the "Company" or "we") is a Colorado corporation, formed on July 15, 1998 under the name Walden Roads, Inc. The Company was formed to engage in literary and media publications. In October of 2000, the shareholders of the Company elected to acquire a subsidiary company, acousticmusicsales.com, inc., to market and sell music items on the internet. In May of 2001, the Company sold its interest in acousticmusicsales.com, inc. and acquired one hundred percent of the common stock of, Automotive Warranty Network, Inc. (the "Subsidiary" and "AWN"). Our subsidiary is a newly formed company having been incorporated in April 2001 as a Colorado corporation. Our company, through its subsidiary, processes and manages warranty claims on a contract, commission basis for automobile dealerships. We maintain corporate offices at 7916 S. Pierce Way, Littleton, CO 80128. Our subsidiary maintains offices at 6845 South Elati Street, Littleton, Colorado 80120. Our corporate telephone number 303-570-8132 and the fax number is 303-691-5154. The telephone number for the Subsidiary is 303-703-9143; the fax number is 720-283- 6486.

         Through our subsidiary, AWN, we contract with retail automobile dealerships to account, audit and report warranty work to the respective automobile manufacturer for warranty work provided by the dealership to its customers. We submit the claim, with accompanying authenticating documents to the manufacturer. Payment for the warranty work goes directly to the automobile dealership.

         We provide automobile warranty accounting and administration on a contract basis for automobile dealerships. Historically, this accounting and administration procedure was done previously by in-house accounting personnel. However, in recent years, dealerships have found it more productive to out-source this service from contract administrators. This is because the position of warranty administrator at dealerships has customarily been viewed as a low paying, clerical position and employee turnover was high. Formerly, the manufacturer provided training for dealership personnel in warranty administration. Rather than bear the expense of training many dealers have elected to contract with an administration company as a more expedient method of warranty reporting and administration leading to reimbursement. Dealerships have also found that out-sourcing warranty administration has alleviated the personnel problems of absenteeism due to illness, vacation and personnel replacement.

         Because most of the accounting, reporting and warranty submissions are conducted electronically, we are able to conduct our business without establishing physical offices in the various cities and areas in which it intends to gain clients. The methods of contact with the our clients start with the work as performed in the service shop of the dealership. The service orders describing the warranty work, with accompanying data are then transmitted electronically to our office for tabulating, grouping, and billing to the manufacturer's warranty division. The payment for the warranty reimbursement is sent directly to the dealership with complementary notice to our records.

         We maintain a continuing record of warranty work and the dealership client may access such records on either a monthly, weekly, or daily basis.

         At the present time, we employ 14 employees comprising (i) two officers and directors of the parent company, (ii) 9 full time warranty administrators, servicing 40 client dealerships, and (iii) 3 operations office personnel of the Subsidiary. One administrator can service approximately $250,000 worth of warranty claims per month. If and as our business grows, we will employ additional administrators on this ratio. For every eight administrators, we intend to hire one supervisor. At the present, three administrators are paid by salary and six receive compensation by way of commission based upon warranty dollar volume. These six administrators are telecommuter employees working off site. Office personnel are paid by salary.

         We charge our clients on a percentage of warranty billings. Based on our clientele, the average volume of warranty dollar collections is $60,000 per month per client. The average commission to us currently is 3.25% of gross warranty billings with a reducing sliding percentage scale relating to volume. The staff employees are paid by salaries.

MARKETING STRATEGY.

         We aim our marketing substantially at three segments of the automotive industry: rural dealerships, urban/metro dealerships, and dealership groups. Currently, we acquire our clients by advertising and promotion on the internet, by personal contacts with members of management and references from existing clientele. We anticipate we will attend various automotive dealership shows during the year 2002 but we haven't yet identified the shows we will attend.

COMPETITION

         There are many competitors in the same or similar business as ours. We are depending substantially on the contacts and experience of our Subsidiary's management employees for the continued growth. We believe that we can succeed and grow by offering a superior service to our clients. We have determined that our main competitors are J&L Warranty Service, Midland, MI; Warranty Processing, Inc., Illinois; NADS Warranty Service, Putnam, CT; and Randy Sheppard and Associates, Buffalo, NY. Management believes that its fees and charges are equal to or less than its competitors.

         We have received revenues from operations as a warranty administrator only since June 2001.

         Please  see  the   accompanying   financial   statements  for  specific
information relating to revenues received from operations.

Item 7. Description of Property

         We do not own any real estate property. At the present we rent offices for the operations of the Subsidiary at a price of $500 per month for approximately 1,000 sq. ft. of office space on a month to month rental basis. Our parent corporation rents office space from our president at a price of $100 per month per month for approximately 500 sq. ft. of office space.

Item 8. Directors, Executive Officers and Significant Employees.

         (a) Directors and executive officers.

         Directors and Officers of AWS Enterprises, Inc.: Alexander V. Lagerborg
         - Age 54, President and Director since May 21, 2001 to present. Derek Vanderryst -Age 26, Secretary and Director since May 21, 2001 to present.

         Directors  and  Officers of  Automobile  Warranty  Network,  Inc.,  the
         Subsidiary: David J. Reinicke - Age 21, President and Director since April 20, 2001 to present Tracy A. Venezia - Age 29, Secretary and Director since April 20, 2001 to present

         Significant  Employees  of  Automobile  Warranty  Network,   Inc.,  the
         Subsidiary: Richard K. Reinicke Lisa J. Reinicke

         (b) Family relationships:

         Richard K. Reinicke and Lisa J. Reinicke are husband and wife and the parents of David J. Reinicke.

         (c) Business experience.

Alexander V. Lagerborg. For the past five years, Mr. Lagerborg has been employed with the following companies in the positions as noted. From 1993 to 1996, Mr. Lagerborg was employed by Finance Consultant Share, Inc., as a registered securities representative (Series 7 & 63, neither of which are current) servicing non- profit organizations with internal mortgage bond financing programs to churches. From 1996 to 1997, Mr. Lagerborg was employed as the Senior Vice President for The Fairchild Group, Inc., Denver, Colorado, a consulting and business management company. From 1997 to 1999, Mr. Lagerborg was employed by Recycling Industries, Inc., a NASDAQ listed company, as Director of Investor Relations. From 1999 to March 2001, Mr. Lagerborg was employed by Capital Strategies Network, Littleton, Colorado, a capital development and investor communications company, as Chief Executive Officer. He is presently pursuing personal interests. Mr. Lagerborg has a BA degree in Economics and Business Administration from The Colorado College,

Colorado Springs, Colorado, and MBA course work at Southwestern Missouri University.

         Derek Vanderryst. For the past five years, Mr. Vanderryst has been employed with the following companies in the positions as noted. After graduating with a BA Degree in Business Administration at Colorado State University in 1997, Mr. Vanderryst was employed by C.B. Richard Ellis as a Real Estate Assistant until 1999. From 1999 to the present, Mr. Vanderryst has been employed as a licenced real estate agent by Unique Properties, Inc., Denver, Colorado.

         David J. Reinicke. From 1998 to September 2000, Mr. Reinicke was a member of the United State Marine Corps., From September 2000 to April 2001 Mr. Reinicke was employed as an Information Technical director for Warranty Processing Co., Inc., Denver, Colorado.

         Tracy A. Venezia. For the past five years, Ms. Venezia has been employed with the following companies in the positions as noted. From April 1995 to April 2001, Ms. Venezia was employed sequentially as warranty administrator, team leader and trainer for the internal Ford department, and head of the internal Ford department by Warranty Processing Co., Inc.

         Richard K. Reinicke. For the past five years, Mr. Reinicke has been employed with the following companies in the positions as noted. From June 1991 to April 2001, Mr. Reinicke was employed by Warranty Processing Co., Inc., as Sales and Marketing Representative.

         Lisa J. Reinicke. For the past five years, Ms. Reinicke has been employed with the following companies in the positions as noted. From September 1986 to April 2001, Ms. Reinicke was president and founder of Warranty Processing Co., Inc., Denver, Colorado

Item 9. Remuneration of Directors and Officers

         (a) The following is the aggregate annual remuneration of each who are officers or directors as a group during the issuer's last fiscal year without naming them

         Name of Individual                 Capacities in
         Or identity                        remuneration         Aggregate
         of Group                           was received         remuneration
         -----------------------            ------------         ------------

         Directors                          directors            $-0-
         Officers                           officer              $-0-

         (b) The president and secretary currently receive compensation for their respective services as officers and directors of the Company at the rate of $500 per month each. We have not determined the rate of future compensation for our offices and directors. We anticipate that the current compensation will increase in amounts consistent with any increase in the revenues and earnings of the Company.

Item 10. Security Ownership of Management and Certain Securityholders.

         [a] Voting securities and principal holders thereof.

         (1) Each of the three highest paid persons who are officers and directors of the issuer.


Title             Name and                           Amount
of                address                            owned at          Percent
Class             of owner                           registration      of Class
-----             --------                           ------------      --------

Common            Alexander V. Lagerborg             60,000            3%
                  7916 S. Pierce Way
                  Littleton, CO  80123
Common            Derek Vanderryst                   60,000            3%
                  10069 E. Caley Avenue
                  Englewood, CO  80111

                  (2) All officers and directors as a group.

Title             Name and                           Amount
of                address                            owned at           Percent
Class             of owner                           registration       of Class
-----             --------                           ------------       --------

Common             -----                             120,000            6%

                  (3) Each shareholder who owns more than 10% of any class of the issuer's securities, including those shares subject to outstanding options.

Title             Name and                           Amount
of                address                            owned at          Percent
Class             of owner                           registration      of Class
-----             --------                           ------------      --------

Preferred         Aboyne Management Ltd              49,500            100%
                  3255 Norfolk Rd.
                  Victoria, B.C. Canada
                  V8R 6H5

         [b] Persons holding or shareing the power to vote the above. NONE

         [c] Non-voting securities. See Preferred noted above

         [d] Options, warrants and rights. NONE

         [e] List all parents of the issuer. NONE

Item 11. Interest of Management and Others to Certain Transactions.

         No transactions occurred during the previous two years by or between the issuer and other parties involving amounts exceeding $50,000.

Item 12. Securities being offered.

         No securities are being offered in this registration statement.


PART II

         Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Information required by Item 201 of Regulation S-B.

         a. Market Information. The securities of the issuer are not traded in the public market at the date of this registration statement.

         b. Holders. The approximate number of holders of record of each class of common equity is 38 shareholders

         c. Dividends. The Company has not paid any dividends since inception and does not, at the time of this registration statement, contemplate the payment of dividends in the near future.


Item 2. Legal Proceedings.

Information required by Item 103 of Regulation S-B.

         The issuer is not a party to any pending legal proceeding nor is its property the subject of a pending legal proceeding.

Item 3. Changes to and Disagreements with Accountants.

Information required by Item 304 of Regulation S-B.

         Our former independent accountant resigned in the year 2000 to devote its efforts to tax matters for its clients. There were no disagreements between the former accountant and us. The reports of the former accountant contained no adverse opinions for the years of reporting. Our board of directors accepted the resignation and appointed a new independent accountant to audit our financial statements for the fiscal years ended January 31, 2001.

Item. 4. Recent sales of Unregistered Securities.

Information required by Item 701 of Regulation S-B.

         During the past three years, on December 28,1998, we sold 2,240,000 shares of common stock, no par value, for an aggregate price of $1,120.00 under the exemption provided by Regulation D, Rule 504 of the Securities Act of 1933, as amended. During the past three years we have sold 49,500 shares of our preferred stock, no par value, for an aggregate price of $20,700. The shares were sold under the exemption to registration provided by Section 4(2) of the Securities Act of 1933. The 49,500 shares of preferred stock are restricted shares and may not be sold unless there is an available exemption under Rule 144 of the Securities Act of 1933. No underwriter was engaged and no commission was paid to any one on any of the sales.

Item 5. Indemnification of Directors and Officers

Information required by Item 702 of Regulation S-B

         So far as permitted by the Colorado Corporations and Associations Act, our Articles of Incorporation provide that we will indemnify our directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been our directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (collectively the "Acts") may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

PART F/S

         The audited financial statements of the Company from inception, July 15, 1998 through January 31, 2001 and the four months ended May 31, 1001 appear on the pages following.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                              FINANCIAL STATEMENTS

                      PERIOD FROM INCEPTION (JULY 15, 1998)
                            THROUGH JANUARY 31, 2001
                               AND THE FOUR MONTHS
                               ENDED MAY 31, 2001



                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                                TABLE OF CONTENTS



                                                            Page

Independent Auditors' Reports                                 4

Balance Sheets                                                5

Statements of Operations                                      6

Statements of Changes in Shareholders' Deficit                7

Statements of Cash Flows                                      8

Notes to Financial Statements                              9-14







                          INDEPENDENT AUDITORS' REPORT


To the Shareholders
AWS Enterprises, Inc. (fka Walden Roads, Inc.)
(A Company in the Development Stage)

We have audited the accompanying balance sheets of AWS Enterprises, Inc. (fka Walden Roads, Inc.) and Subsidiary (a Company in the Development Stage) as of May 31, 2001 and January 31, 2001, and the related statements of operations, changes in shareholders' deficit, and cash flows for the four months ended May 31, 2001, the years ended January 31, 2001 and 2000 and the 2001 and 2000 amounts included in the cumulative amounts from July 15, 1998 (inception) through May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AWS Enterprises, Inc. (fka Walden Roads, Inc.) and Subsidiary (a Company in the Development Stage) as of May 31, 2001 and January 31, 2001, and the results of its operations and its cash flows for the four months ended May 31, 2001, the years ended January 31, 2001 and 2000 and the 2001 and 2000 amounts included in the cumulative amounts from July 15, 1998 (inception) through May 31, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered losses from operations and has accumulated a deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                          SPICER, JEFFRIES & CO.


Denver, Colorado
June 22, 2001

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders
AWS Enterprises, Inc. (fka Walden Roads, Inc.)
(A Company in the Development Stage)

We have audited the accompanying balance sheet of AWS Enterprises, Inc. (fka Walden Roads, Inc.) (a Company in the Development Stage) as of January 31, 1999, and the related statements of operations, changes in shareholders' equity, and cash flows for the period from inception (July 15, 1998) through January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AWS Enterprises, Inc. (fka Walden Roads, Inc.) (a Company in the Development Stage) as of January 31, 1999, and the results of its operations and its cash flows for the period from inception (July 15, 1998) through January 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered losses from operations and has accumulated a deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
February 15, 1999

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                                 BALANCE SHEETS


                                     ASSETS


CURRENT ASSETS:                                              May 31, 2001   January 31, 2001
                                                             -----------    ----------------
  Cash                                                       $   42,206      $   15,575
  Accounts receivable                                            21 773               -
                                                                 ------          ------
         Total current assets                                    63,979          15,575
                                                                 ------          ------
COMPUTER EQUIPMENT, NET (Note 1)                                  1,291               -
                                                                 ------          ------
OTHER ASSETS:
  Goodwill (Notes 1 and 6)                                       33,128               -
                                                                 ------          ------
  Net assets of discontinued operations (Note 7)                      -           9,143
                                                                 ------          ------
         Total other assets                                      33,128           9,143
                                                                 ------          ------
              Total assets                                   $   98,398       $  24,718
                                                                 ======          ======

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES (Note 3):
  Notes payable-related parties                              $   82,500       $  22,500
  Accounts payable and accrued expenses                          17,249              75
  Due to related parties                                          2,500           2,200
  Interest payable                                                3,131           1,940
                                                                -------          ------
              Total current liabilities                         105,380          26,715
                                                                -------          ------

SHAREHOLDERS' DEFICIT (Note 2):
  Preferred stock, no par value, 5,000,000 shares
    authorized; 49,500 shares issued and outstanding             20,700          20,700
  Common stock, no par value, 50,000,000 shares
    authorized; 2,240,000 shares issued and outstanding           1,120           1,120
  Deficit accumulated during the development stage              (28,802)        (23,817)
                                                                 ------          ------

              Total shareholders' deficit                        (6,982)         (1,997)
                                                                  -----           -----

              Total liabilities and shareholders' deficit    $   98,398       $  24,718
                                                                 ======          ======



The accompanying notes are an integral part of these statements.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                            STATEMENTS OF OPERATIONS



                                                                                                                Period From
                                                                                                                 Inception
                                                           Four Months       Year Ended         Year Ended     (July 15, 1998)
                                                              Ended          January 31,        January 31,       Through
                                                           May 31, 2001        2001                2000         May 31, 2001
                                                          -------------      ----------         ----------      -----------


REVENUE                                                      $    -           $    -            $      -        $    -

OPERATING EXPENSES (Note 3):
    Professional fees                                         1,600            7,300               3,450        12,555
    Rent                                                        300            1,200               1,200         2,700
    Stock transfer                                              310            1,005               1,470         2,785
    Office expenses                                             627              110                  66           818
                                                              -----            -----               -----        ------
         Total operating expenses                             2,837            9,615               6,186        18,858
                                                              -----            -----               -----        ------
OTHER EXPENSE - interest                                      1,105            1,940               -             3,045

DISCONTINUED OPERATIONS (Note 7):
   Loss from operations of discontinued subsidiary           (1,273)          (5,856)              -            (7,129)
   Gain on disposal of subsidiary                               230              -                 -               230
                                                              -----            ------             -------        ------
       Total loss from discontinued operations               (1,043)          (5,856)              -            (6,899)
                                                              -----            ------             -------        ------
NET LOSS                                                    $(4,985)     $   (17,411)          $  (6,186)  $   (28,802)
                                                             =======          =======             =======       =======


BASIC AND FULLY DILUTED EARNINGS PER
  COMMON SHARE (Note 1):

    Net loss from continuing operations                     $  ( * )     $     ( .01)          $    ( * )   $    ( .01)

    Discontinued operations                                 $  ( * )     $      ( * )          $    ( * )   $     ( * )

    Net loss                                                $  ( * )     $     ( .01)          $    ( * )   $    ( .01)

WEIGHTED-AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                             2,240,000        2,240,000           2,240,000     1,946,288




* less than $.01 per share


The accompanying notes are an integral part of these statements.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
                      PERIOD FROM INCEPTION (JULY 15, 1998)
                              THROUGH MAY 31, 2001

                                                                                               Deficit
                                                                                             Accumulated
                                                                                              during the        Total
                                                   Preferred Stock        Common Stock        Development     Shareholders'
                                                Shares     Amount       Shares     Amount      Stage            Deficit

INCEPTION, July 15, 1998                         -        $   -       -              $  -      $    -        $      -

Issuance of common stock
  at $.0005 per share, December 28, 1998         -            -         200,000        100          -                 100

Issuance of common stock
  at $.0005 per share, December 28, 1998         -            -       2,040,000      1,020          -               1,020

Issuance of preferred stock
  at $.10 per share, December 28, 1998           32,000       3,200   -              -              -               3,200

Net loss                                         -            -       -              -             (220)             (220)
                                                -------      ------   ---------      ------       -----             -----
BALANCES, January 31, 1999                       32,000       3,200   2,240,000      1,120         (220)            4,100

Net loss                                         -            -       -              -           (6,186)           (6,186)
                                                -------      ------   ---------      ------       -----             -----
BALANCES, January 31, 2000                       32,000       3,200   2,240,000      1,120       (6,406)           (2,086)

Issuance of preferred stock
  at $1 per share, March 21, 2000                17,500      17,500                 -             -                17 500

Net loss                                         -            -       -              -          (17,411)          (17 411)
                                                -------      ------   ---------      ------      ------            ------
BALANCES, January 31, 2001                       49,500      20,700   2,240,000      1,120      (23,817)           (1 997)

Net loss                                         -            -       -              -           (4,985)           (4 985)
                                                -------      ------   ---------      ------      -------            -----
BALANCES, May 31, 2001                           49,500   $  20,700   2,240,000   $  1,120  $   (28,802)     $     (6 982)
                                                =======      ======   =========      =======     ========          =======

The accompanying notes are an integral part of these statements.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                            STATEMENTS OF CASH FLOWS

                                                                                                                       Period From
                                                                                                                        Inception
                                                                   Four Months                                       (July 15, 1998)
                                                                      Ended           Year Ended      Year Ended         Through
                                                                  May 31, 2001   January 31, 2001   January 31, 2000   May 31, 2001
                                                                  -----------    ---------------    ----------------   ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss from continuing operations                           $     (3,942)      $  (11,555)    $    (6,186)     $     (21,903)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
     Increase in accounts payable and other liabilities                1,031            1,690           1,525              3,046
                                                                       -----            -----           -----              -----
         Net cash used in operating activities
           from continuing operations                                 (2,911)          (9,865)         (4,661)           (18,857)
         Net cash provided by (used in) operating activities
           from discontinued operations                                8,100          (14,999)              -             (6,899)
                                                                       -----           ------           -----             ------
    Net cash provided by (used in) operating activities                5,189          (24,864)         (4,661)           (25,756)
                                                                       -----           ------           -----             ------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of subsidiary, net of cash acquired                       (28,858)               -               -            (28,858)
                                                                      -------          ------          -------            ------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from related party advances                                   300                -           1,000              2,500
  Proceeds from notes payable                                         50,000           22,500               -             72,500
  Issuance of preferred stock                                             -            17 500               -             20,700
  Issuance of common stock                                                -                 -               -              1,120
                                                                      -------          ------          -------            ------
        Net cash provided by financing activities                     50,300           40,000           1,000             96,820
                                                                      -------          ------          -------            ------
NET INCREASE (DECREASE) IN CASH                                       26,631           15,136          (3,661)            42,206

CASH, at beginning of period                                          15,575              439           4,100                  -
                                                                      ------           ------          -------            ------

CASH, at end of period                                          $     42,206       $   15,575        $    439         $   42,206
                                                                      ======           ======             ===             ======


The Company purchased all of the capital stock of Automobile
Warranty Network, Inc. for cash. In connection with the acquisition, liabilities were assumed as follows:

             Fair value                                     $     56 192
             Cash paid, net of cash acquired                     (28,858)
                                                                  ------
                Liabilities assumed                        $      27,334
                                                                  ======



The accompanying notes are an integral part of these statements.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 -            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization, Business and Basis of Presentation
------------------------------------------------
The Company was incorporated in the state of Colorado on July 15, 1998, and is in the development stage. Activities through May 31, 2001 include organization of the Company, the raising of equity capital and acquisitions. The Company was originally incorporated to engage in the business of publishing poetry pamphlets for use by business and industry as a promotional item.

On October 27, 2000, the Company acquired all of the outstanding common stock of Acousticmusicsales.com, co ("Acoustic") for $5,000. Acoustic was incorporated in the state of Colorado on June 29, 2000 and had no operations prior to the acquisition. The acquisition was accounted for under the purchase method of accounting. In May, 2001, the Company returned 100% of the stock of Acoustic to its original owners due to the lack of revenues produced by Acoustic.

On May 25, 2001, the Company acquired all of the outstanding common stock of Automobile Warranty Network, Inc. ("AWN") for $50,000. AWN was incorporated in the state of Colorado on April 20, 2001 and had minimal operations prior to the acquisition. The acquisition was accounted for under the purchase method of accounting.

The Company, through its wholly-owned subsidiary, is engaged in the business of processing and managing warranty claims on a contract, commission basis for automobile dealerships.

The consolidated financial statements include AWS Enterprises, Inc. (fka Walden Roads, Inc., the "Company" or "AWS") and its wholly-owned subsidiary, Automobile Warranty Network, Inc. ("AWN"). All significant intercompany balances and transactions have been eliminated in consolidation. As discussed in Note 7, Acoustic is presented as a discontinued operation in the accompanying financial statements.

Certain January 31, 2000 amounts were reclassified to conform with the current period presentations.

Cash Flows
---------
For purposes of reporting cash flows, cash includes those investments which are short-term in nature (three months or less to original maturity), are readily convertible to cash, and represent insignificant risk of changes in value.

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1 -            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Goodwill
--------
At May 31, 2001, the Company has not established its policy regarding the acquired goodwill (see Note 6). Therefore, amortization is not included in these financial statements.

Fair Value of Financial Instruments
-----------------------------------
The Company's financial instruments, including cash, accounts payable and other liabilities are carried at amounts that approximate fair value.

Net Loss Per Share of Common Stock
----------------------------------
Net loss per share of common stock is based on the weighted average number of shares of common stock outstanding during the period.

Income Taxes
------------
The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109 (SFAS 109). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

Computer Equipment
------------------
Computer equipment is stated at cost. Depreciation will be computed using the straight line method over a useful life of five years.

Impairment of Long-Lived Assets
-------------------------------
The Company reviews its long-lived assets for impairment to determine if the carrying amount of the asset is recoverable.


NOTE 2 -            SHAREHOLDERS' EQUITY

Preferred stock
---------------
The Company has the authority to issue 5,000,000 shares of preferred stock with no par value. In December 1998, the Company sold 32,000 shares of its preferred stock in connection with a private offering for proceeds of $3,200. On March 21, 2000, the Company sold an additional 17,500 shares of preferred stock for proceeds of $17,500 in connection with a private offering.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                     (A Company in the Developmental Stage)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


NOTE 2 -          SHAREHOLDERS' EQUITY (concluded)

Preferred stock (concluded)
--------------------------
The directors have assigned the following preferences to the issued and outstanding shares of preferred stock: i) non-voting, ii) holders of the stock as a group have a right to receive, pro rata, a mandatory dividend of 10 percent of the Company's adjusted gross profit as reflected on its annual corporate income tax return, and iii) upon dissolution or winding up of the Company, 10 percent of the assets of the Company shall be distributed on a pro rata basis to the holders of preferred stock prior to division and distribution of assets to the holders of the Company's common stock.

Common stock
------------
The Company has the authority to issue 50,000,000 shares of common stock with no par value. In December 1998, the Company sold 2,240,000 shares of its common stock in connection with private offerings for proceeds of $1,120.


NOTE 3 -          RELATED PARTY TRANSACTIONS

During the year ended January 31, 2000, an officer of the Company advanced the Company $1,000 for working capital. The $1,000 is included in the accompanying statement of financial condition as due to related parties.

Commencing February 1, 1999, an officer provided office space to the Company at a cost of $100 per month. Included in the accompanying financial statements as due to related parties is $1,500 and $1,200 for rent due to the officer as of May 31, 2001 and January 31, 2001, respectively. Commencing August 2001, a related party will provide office space to AWN for $500 per month.

In March 2000, a shareholder loaned the Company $22,500 in exchange for a promissory note. The note bears interest at 10% and is due on March 20, 2002. At May 31, 2001, interest on the note amounted to $2,898. In May 2001, another shareholder loaned the Company $50,000 in exchange for a promissory note. The note bears interest at 12% and is due on May 23, 2002. At May 31, 2001, interest on the note amounted to $148. In April 2001, a related party loaned AWN $10,000 under a personal line of credit. The line of credit bears interest at 10% and is due on August 11, 2001. At May 31, 2001, interest on the line of credit amounted to $85.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

NOTE 4 -          CONTINGENCIES

The Company has suffered recurring losses from operations and has accumulated a deficit of $28,802 as of May 31, 2001 that raise substantial doubt about its ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon the Company attaining and maintaining profitable operations and raising additional capital. The Company's management intends to obtain working capital through additional equity offerings or through the issuance of debt instruments. The financial statements do not include any adjustments relating to the recovery and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company discontinue operations.


NOTE 5 -           INCOME TAXES

A reconciliation of the U.S. statutory federal income tax rate to the effective rate is as follows:


                                                          January 31,
                                                        2001       2000
                                                        ----       ----
    U.S federal statutory graduated rate............... 15.00 %   15.00 %
    State income tax rate, net of federal benefit......  4.04 %    4.04 %
    Net operating loss for which no tax benefit is
                currently available................... -19.04 %  -19.04 %
                                                        -----     -----
                                                         0.00 %    0.00 %
                                                        -----     -----


At January 31, 2001, deferred taxes consisted of a net tax asset of $5,484 due to operating loss carryforwards of $28,802, which was fully allowed for in the valuation allowance of $5,484. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the years ended January 31, 2001 and 2000 were $4,264 and $1,178, respectively. Net operating loss carryforwards will expire through 2021.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Concluded)


NOTE 6 -           ACQUISITION

On May 25, 2001, the Company purchased all of the outstanding common stock of AWN in exchange for $50,000 cash. The excess of the purchase price over the fair value of the assets, in the amount of $33,128, has been allocated to goodwill. The Company has recorded the transaction under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16. The accompanying consolidated financial statements do not include the results of operations of AWN, since the effective date of the transaction was May 31, 2001.

The following unaudited pro forma condensed consolidated statement of operations gives effect to the acquisition of AWN as if it had occurred at the beginning of the period presented.


            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     For the four months ended May 31, 2001

                                                                                     Pro Forma
                                                   AWS       AWN      Adjustments   Consolidated
                                                  ----       ---      -----------   ------------
Sales........................................ $   -       $  32,503     $    -    $    32,503
Other revenue................................ $   -       $   -         $    -    $     -
Cost of sales................................ $   -       $   -         $    -    $     -
Operating expenses........................... $   2,837   $  65,496     $    -    $    68,333
Loss from operations......................... $  (2,837)  $ (32,993)    $    -    $   (35,830)
Interest expense............................. $   1,105   $     135     $    -    $     1,240
Loss from discontinued operations............ $  (1,043)  $   -         $    -    $    (1,043)
Net loss..................................... $  (4,985)  $ (33,128)    $    -    $   (38,113)
Net loss per share - basic and diluted....... $    ( * )  $   (0.66)    $    -    $     (0.02)
Basic and diluted common shares
outstanding.................................. 2,240,000      50,000     (50,000)    2,240,000

* Less than $.01 per share


The financial information of AWN presented in the pro forma statement includes the results of operations for AWN for the period from inception (April 20, 2001) through May 31, 2001.

                              AWS ENTERPRISES, INC.
                            (fka Walden Roads, Inc.)
                                 AND SUBSIDIARY
                      (A Company in the Development Stage)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Concluded)


NOTE 7 -         DISCONTINUED OPERATIONS

On May 21, 2001, the Company returned 100% of the stock of its subsidiary, Acoustic, back to its original shareholders. Through May 21, 2001, Acoustic incurred losses in excess of the Company's original investment, therefore the Company incurred a gain on the sale of $230.

Operating results of Acoustic are as follows:

                                              Period ended         Year Ended
                                               May 21, 2001     January 31, 2001
Revenues                            $            -                  $    -
Operating expenses                              1,273                    5,856
Net loss                                       (1,273)                  (5,856)

Assets and liabilities of Acoustic at May 21, 2001 were $1,046 and $8,175, respectively. At January 31, 2001, assets and liabilities were $10,495 and $1,352, respectively.

PART III - EXHIBITS

Item 1. Index to Exhibits

         (2) Charter and by-laws, and amendments
         (3) Instruments defining the rights of securities holders
         (5) Voting trust agreement. Not applicable
         (6) Material foreign contracts. No applicable

Item 2. Description of Exhibits

         2.1 Articles of Incorporation
         2.2 Articles of Amendment to the Articles of Incorporation
         2.3 Certificate of Correction
         3. Article III, Capital Structure, of the Articles of Amendment to the Articles of Incorporation which defines the rights of security holders.

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7/18/01

AWS Enterprises, Inc.
(Registrant)


By: /s/ Alexander V. Lagerborg
    --------------------------------
    Alexander V. Lagerborg, Director




EXHIBIT 2.2 Amendments to the Articles of Incorporation


                                                       FILED 03 15 00
                                                       COLORADO SEC OF STATE
                                                       20001111886 M



                              ARTICLES OF AMENDMENT
                                     to the
                            ARTICLES OF INCORPORATION
                                       of
                               WALDEN ROADS, INC.

         Pursuant to the provisions of the Colorado Business Corporation Act, Walden Roads, Inc., adopts the following Articles of Amendment to its Articles of Incorporation:

         FIRST: The name of the corporation is WALDEN ROADS, INC.

         SECOND: The following amendment to the Articles of Incorporation was adopted on March 14, 2000, by the Board of Directors where shares have been issued and shareholder action was not required as prescribed by the Colorado Business Corporation Act, amending ARTICLE III - Capital Structure, by adding the following provisions:

                                   ARTICLE III
                                Capital Structure

         In addition to the preferences granted in the Company's Articles of Incorporation, the shares of preferred stock shall be entitled to the following preferences: (i) the Preferred Stock shall be non-voting, (ii) the holders of the Preferred Stock, as a group, shall have the right to receive, pro rata, a mandatory dividend of 10% of the Corporation's adjusted gross profit as reflected on its annual corporate income tax return and to be paid within ten days of the filing thereof, and (iii) upon dissolution or winding up of the Corporation, 10% of the assets of the Corporation shall be distributed on a pro rata basis to the holders of the preferred Stock prior to division and distribution of assets to the holders of the Corporation's Common Stock.

         All other Articles of the Articles of Incorporation remain unchanged.

         IN WITNESS WHEREOF, the undersigned has set his hand and seal this 14th day of March, 2000.

FOR THE BOARD OF DIRECTORS:

/s/Robert R. Turner
---------------------------------
Robert R. Turner, Director




                                       37